UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831204
(CUSIP Number)

Michael Mayberry General Counsel Continental Grain Company 767 Fifth Avenue New York, NY 10153 Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762831204	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,335,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,335,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,335,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 762831204	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Ari D. Gendason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,548
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,548
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 762831204	SCHEDULE 13D	Page 4 of 5 Pages

This Amendment No. 11 amends and supplements the statement on Schedule 13D, dated September 25, 2017, as amended through the date hereof (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by Continental Grain Company, a Delaware corporation (“CGC”) and Ari D. Gendason (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of common stock, no par value (“Common Stock”) of RiceBran Technologies, a California corporation (the “Issuer”).

Item 4. Purpose of Transaction

The response to Item 4 is supplemented by adding the following:

On May 23, 2022, CGC filed Amendment No. 1 to its Notice on Form 144 pursuant to Rule 144(h) under the Securities Act stating its intention to sell up to 5,340,161 share of Common Stock in reliance on Rule 144 under the Securities Act. Sales to date pursuant to such notice are included in Item 5 below. Depending on market conditions and subject to the limitations of Rule 144, the Reporting Persons may continue to make further dispositions of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

All percentages set forth herein are based on 52,169,146 shares of Common Stock outstanding as of April 29, 2022, as reported in the Issuer’s preliminary proxy statement filed on May 4, 2022.

(a), (b) See the cover sheets of each of the Reporting Persons.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 2,695,548 shares of Common Stock (approximately 5.2% of the total number of shares of Common Stock outstanding).

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons in the past sixty days is set forth below. All such transactions were effected in the open market through a broker and all prices per share include commissions.

Date	Shares Sold	Price Per Share ($)
03/25/2022	121,232	$0.5406
03/28/2022	300,000	$0.4946
03/29/2022	164,107	$0.4640
03/30/2022	671,661	$0.4779
03/31/2022	166,000	$0.4588
05/02/2022	4,734	$0.5130
05/03/2022	15,100	$0.4769
05/04/2022	88,820	$0.4742
05/09/2022	1,000,000	$0.4903
05/10/2022	710,000	$0.5381
05/11/2022	810,000	$0.5500
05/12/2022	867,253	$0.5536
05/13/2022	240,000	$0.5449
05/16/2022	150,000	$0.5967
05/23/2022	530,000	$0.7262
05/24/2022	1,267,000	$0.7198
05/25/2022	1,208,161	$0.7308

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 20, 2019, between Continental Grain Company and Ari D. Gendason (previously filed).

CUSIP No. 762831204	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2022

CONTINENTAL GRAIN COMPANY

By:	/s/ Frank W. Baier
Name: Frank W. Baier Title: Chief Financial Officer

/s/ Ari D. Gendason
Ari D. Gendason